UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                              (Amendment No. ___)*

                    Under the Securities Exchange Act of 1934



                           UNIGRAPHICS SOLUTIONS INC.
             ------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   904928 10 8
             ------------------------------------------------------
                                 (CUSIP Number)


                                  May 21, 1998
             ------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___ Rule 13d-1(b)
___ Rule 13d-1(c)
 X  Rule 13d-1(d)
---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       Page 1 of 5 Pages

                        (Continued on following page(s))

SCHEDULE 13G                                           Page 2 of 5 Pages

Unigraphics Solutions Inc.
Common Stock
Cusip No. 904928108


Item 1:   Reporting Person - Electronic Data Systems Corporation
          FEIN 75-2548221

Item 2:   N/A

Item 3:   [SEC Use Only]

Item 4:   Delaware

Item 5:   31,265,000

Item 6:   0

Item 7:   31,265,000

Item 8:   0

Item 9:   31,265,000

Item 10:  N/A

Item 11:  88.7%

Item 12:  CO

SCHEDULE 13G                                      Page 3 of 5 Pages

Unigraphics Solutions Inc.
Common Stock
Cusip No. 904928108



ITEM 1(a)       The name of the Issuer is Unigraphics Solutions Inc.

ITEM 1(b) The address of Issuer's Principal Executive Offices is at 13736 Riverport Drive, Maryland Heights, MO 63043

ITEM 2(a)       The person filing is Electronic Data Systems Corporation ("EDS")

ITEM 2(b) The address of the person filing's principal business office is at 5400 Legacy Drive, Plano, TX 75024

ITEM 2(c)       EDS is a Delaware corporation

ITEM 2(d)       The title of class of securities owned by EDS is Class A Common
                Stock

ITEM 2(e)       The CUSIP Number of the Issuer is 904928108

ITEM 3          N/A

ITEM 4          OWNERSHIP

                (a) As of December 31, 1998, EDS owned 31,265,000 shares of
                    Class B Common Stock of the Issuer, which are convertible at EDS' option into 31,265,000 shares of Class A Common Stock.

                (b) If fully converted into Class A Common Stock, the 31,265,000 shares of Class B Common Stock owned by EDS would represent 88.7% of all outstanding shares of Class A Common Stock.

                (c) (i) EDS has sole power to vote or to direct the vote of 31,265,000 shares of Class B Common Stock and, upon full conversion, would have the sole power to vote or to direct the vote of 31,265,000 shares of Class A Common Stock.

                    (ii) EDS does not share power to vote or to direct the vote of any shares of Class A Common Stock.

                    (iii) EDS has sole power to dispose or to direct the dispo-
                          sition of 31,265,000 shares of Class B Common Stock and, upon full conversion, would have the sole power to dispose or to direct the disposition of 31,265,000 shares of Class A Common Stock.

                    (iv) EDS does not share power to dispose or to direct the disposition of any shares of Class A Common Stock.

SCHEDULE 13G                                      Page 4 of 5 Pages

Unigraphics Solutions Inc.
Common Stock
Cusip No. 904928108



ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           N/A

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           N/A

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           N/A

ITEM 9     NOTICE OF DISSOLUTION OF GROUP

           N/A

ITEM 10    CERTIFICATION

           N/A

SCHEDULE 13G                                      Page 5 of 5 Pages

Unigraphics Solutions Inc.
Common Stock
Cusip No. 904928108


                                  SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  January 4, 1999
                                        -----------------------------------
                                                        Date


                                            /s/ D. Gilbert Friedlander
                                       -----------------------------------
                                                     Signature


                                        D. Gilbert Friedlander, Senior Vice
                                        President and General Counsel of
                                        Electronic Data Systems Corporation
                                        -----------------------------------
                                                     Name/Title